900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 PHONE 512.383.5400 FAX 512.338-5499 www.wsgr.com

February 16, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Michael McTiernan
Wilson Lee
Adam F. Turk
Jonathan Wiggins

Re:	Bazaarvoice, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 9, 2012
File No. 333-176506

Ladies and Gentlemen:

We are submitting this letter on behalf of Bazaarvoice, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 13, 2012 (the “Staff Letter”) relating to Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (File No. 333-176506) (the “Registration Statement”). At the Staff’s request, we are providing these responses supplementally and, at this time, the Company does not intend to further amend the Registration Statement based on the comments contained in the Staff Letter.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Page references are to the corresponding pages of Amendment No. 4.

General

1.	We note the concurrent private placement of shares by certain current shareholders. Please provide us a summary of the communications between the purchaser, the company and the selling shareholders involved in this transaction. In particular, please provide a detailed summary of communications that occurred prior to the filing of the registration statement.

AUSTIN    GEORGETOWN, DE    HONG KONG     NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE     SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 16, 2012

The Company has informed us that it first discussed a potential private placement with General Atlantic in March 2011. Specifically, on March 7, 2011, the Company entered into a nondisclosure agreement with General Atlantic as a precursor to discussions regarding a potential private placement. General Atlantic was one of four private equity investors the Company contacted in March or April 2011 to discuss a potential private equity investment. These discussions commenced several months prior to August 26, 2011, the date the Company first filed its Registration Statement, and also preceded the Company’s selection of managing underwriters, which occurred in late May 2011.

After preliminary discussions with General Atlantic and other private equity funds in March and April 2011, members of the Company’s management, including Brett Hurt, updated the Company’s Board of Directors and representatives of Austin Ventures and Battery Ventures about the discussions with General Atlantic and the other private equity firms. It was during these reports from management that Austin Ventures and Battery Ventures first learned of General Atlantic’s interest in acquiring shares from them and other stockholders of the Company in a private placement transaction. Neither the Company’s Board of Directors nor its major stockholders, including Brett Hurt, Austin Ventures or Battery Ventures, expressed an interest at that time in pursuing a transaction. Instead, the Company decided to proceed in earnest in preparing for an initial public offering. From April through November 2011, General Atlantic periodically contacted the Company to encourage the Company and its stockholders to consider a private placement in lieu of or concurrently with the Company’s initial public offering. During this period, management of the Company reiterated to General Atlantic that the Company and its major investors, including Austin Ventures and Battery Ventures, were focused on consummating an initial public offering.

In November 2011, the Company decided, subject to market conditions, to target early 2012 for the commencement of the Company’s initial public offering. In December 2011, the Company’s management, Board of Directors and major stockholders, including Austin Ventures and Battery Ventures, agreed that it would be appropriate for management to explore with General Atlantic a potential private placement transaction involving the Company and its stockholders. The Company contacted General Atlantic to discuss a potential transaction. As a precursor to these negotiations, General Atlantic entered into a standstill agreement with the Company prohibiting General Atlantic from purchasing shares in the Company’s public offering without the Company’s consent. In these conversations, General Atlantic continued to express interest in a private equity financing, including a secondary component. In January 2012, the Company’s Board of Directors, Austin Ventures and Battery Ventures decided that the Company should pursue an initial public offering without a private equity transaction.

In late January and early February, General Atlantic continued to encourage a private placement. In early February 2012, General Atlantic outlined the basic terms of a potential private placement, including a minimum transaction size. General Atlantic again indicated that it was indifferent whether the transaction involved a purchase of shares from the Company, from the Company’s stockholders or both. Based in part on feedback from representatives of the

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 16, 2012

Company’s Board of Directors and representatives of Austin Ventures and Battery Ventures, the Company’s management informed General Atlantic that there was insufficient interest to fulfill General Atlantic’s stated minimum transaction size. In response, General Atlantic asked management for permission to contact Austin Ventures and Battery Ventures directly, rather than communicating through management. Management sought and obtained permission from representatives of Austin Ventures and Battery Ventures to facilitate direct communications with General Atlantic regarding a potential private placement. A representative of General Atlantic then contacted representatives of Austin Ventures and Battery Ventures. After those conversations, on February 7, 2012, General Atlantic expressed interest in acquiring three million shares of the Company’s capital stock, and Brett Hurt and representatives of Austin Ventures, Battery Ventures and the BAH Trust expressed interest in accepting General Atlantic’s offer, subject to the negotiation and execution of definitive agreements. On February 8 and 9, 2012, representatives of and legal counsel for General Atlantic, on the one hand, and representatives of and legal counsel for the Company, Brett Hurt, Austin Ventures, Battery Ventures and BAH Trust, on the other hand, negotiated the related transaction documents that are described in Amendment No. 4, which were executed on February 9, 2012.

Contractual Obligations and Commitments, page 59

2.	We note that you are in compliance with the financial covenants of the amended loan agreement. With a view to disclosure, please provide us your most recent calculations for adjusted revenue and the cash/cash burn ratio.

Pursuant to the Company’s Loan and Security Agreement with Comerica Bank (“Comerica”), dated July 18, 2007, as amended through and including the Fifth Amendment to Loan and Security Agreement dated January 31, 2012 (and filed as Exhibits 10.30 through 10.34.1 to the Registration Statement (the “Loan Agreement”)), the Company is required to comply with the financial covenants only during any period prior to an initial public offering of at least $50 million in which the amount outstanding under the Loan Agreement exceeds $15 million. As described on page 59 of Amendment No. 4, as of January 31, 2012, we had no borrowings and only a $1.8 million letter of credit was outstanding under the Loan Agreement, and, therefore, the Company was not required to comply with the financial covenants. If the Company were to borrow under the Loan Agreement, to the extent that it would be required to comply with the financial covenants, the following analysis would apply.

As used in the Loan Agreement, the following terms have the meanings set forth below (capitalized terms used but not defined below have the meanings ascribed to such terms in the Loan Agreement):

“Cash Burn” shall mean as of any date of determination, EBITDA of Borrower for the three month period ending on such date of determination, less any Capitalized Software Expenses made during such period, plus (or minus) the increase (or decrease) in Deferred Revenue during such period, all as determined in accordance with GAAP. For the avoidance of doubt, if the result of the above formula is a positive number, Cash Burn shall be equal to zero;

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 16, 2012

“EBITDA” means with respect to any fiscal period an amount equal to the sum of (a) Consolidated Net Income of a Person and its Subsidiaries for such fiscal period, plus (b) in each case to the extent deducted in the calculation of such Person’s Consolidated Net Income and without duplication, (i) depreciation and amortization for such period, plus (ii) income tax expense for such period, plus (iii) interest expense paid or accrued during such period, plus (iv) non-cash expense associated with incentive equity compensation and issuances of equity securities without consideration, plus (v) non-cash expenses that are non-recurring, all as determined in accordance with GAAP; and

“Adjusted Revenue” is defined as the Company’s trailing 12-month revenue, adjusted for any change in deferred revenue.

As described on page 59 of Amendment No. 4, the Loan Agreement contains financial covenants requiring the Company to maintain Adjusted Revenue of $75.0 million through April 29, 2012 and $100.0 million on April 30, 2012 and thereafter, and the Company is also required to maintain a minimum amount of cash in its accounts with Comerica equal to its trailing three-month Cash Burn.

For the period ended January 31, 2012, the Company’s calculation of Adjusted Revenue was $108.2 million, based on the following (dollars in thousands):

$93,986 + $42,124 – $27,912 = $108,198

Where:

Trailing 12 months revenue = $93,986

Deferred Revenue at January 31, 2011 = $27,912

Deferred Revenue at January 31, 2012 = $42,124

For the period ended January 31, 2012, the Company’s calculation of its Cash Burn was $(0.9) million, based on the following (dollars in thousands):

-$2,985 – $670 + $42,124 – $39,361 = $(892)

Where:

EBITDA = ($2,985)

Capitalized R&D for quarter ended January 31, 2012 = $670

Deferred Revenue at October 31, 2011 = $39,361

Deferred Revenue at January 31, 2012 = $42,124

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 16, 2012

As of January 31, 2012, the amount of cash in the Company’s accounts with Comerica was $9.3 million.

Based on the foregoing, the Company was in compliance with the covenants in the Loan Agreement regarding Adjusted Revenue and Cash Burn as of January 31, 2012.

******

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 16, 2012

Please direct your questions or comments regarding this letter or Amendment No. 4 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias

Paul R. Tobias

cc:	Brett A. Hurt, Bazaarvoice, Inc.
Bryan C. Barksdale, Bazaarvoice, Inc.
Kenneth R. McVay, Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP